Exhibit (h)(3)
OMNIBUS FEE AGREEMENT
     THIS AGREEMENT is made as of this 1st day of November, 2009, by and between ASSET MANAGEMENT FUND (the “Trust”), a Delaware statutory trust having its principal place of business at 230 West Monroe Street, Chicago, Illinois 60606, and THE NORTHERN TRUST COMPANY (“Northern”), an Illinois corporation having its principal place of business at 50 South LaSalle Street, Chicago, Illinois 60603.
     WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended;
     WHEREAS, the Trust and Northern are entering into a Custody Agreement dated as of November 1, 2009, a Fund Administration and Accounting Services Agreement dated as of November 1, 2009, and a Transfer Agency and Service Agreement dated as of November 1, 2009, concerning the provision of custodial, fund administration and accounting and transfer agency services, respectively, for the investment portfolios of the Trust; and
     WHEREAS, the parties desire to set forth the compensation payable to Northern by the Trust under the Custody Agreement, Fund Administration and Accounting Services Agreement and Transfer Agency and Service Agreement (collectively the “Service Agreements”) collectively in this Omnibus Fee Agreement.
     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:
     1. The parties have agreed that a single integrated fee plus certain out-of-pocket expenses shall be paid by the Trust as compensation to Northern for such services performed under the Service Agreements. The aggregate amount of the compensation due and payable to Northern for such services is set forth in Schedule A hereto.
     2. The Trust agrees to pay fees and out-of-pocket expenses, if any, quarterly following the receipt of a fee notification. In the event that any of the charges are disputed in good faith, the Trust shall contact Northern following the issuance of the fee notification so that the fee charge can be researched and adjusted, as appropriate, before the direct debit takes place. If an error is discovered after the direct debit, an appropriate adjustment will be made to the fees in the following quarter.
     3. Northern shall present any out-of-pocket expenses included in a fee notification to the Board of Trustees of the Trust for review at the next regularly scheduled Board meeting following the issuance of such fee notification.
     4. In the event that the services provided by Northern in any Service Agreement are to be converted by the Trust to a successor service provider, or in-sourced by the Trust, or if the Trust is liquidated or its assets merged or purchased or the like with or by another entity which does not utilize the services of Northern during the first twelve months after the effective dates, the Trust shall pay Northern an amount calculated as if the services had been performed by Northern until the expiration of the first twelve months after the effective date and calculated based on the fee schedule as of the date notice of termination was given to Northern, and the payment of all fees as set forth herein shall be accelerated to the business day immediately prior to the conversion or termination of services (the “Early Termination Fee”).
     5. This Agreement shall be governed by, and its provisions shall be construed in accordance with, the laws of the State of Illinois.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first written above.

SCHEDULE A
     The Trust shall pay Northern a flat fee of $680,000 per annum, which during the first two years of the Service Agreements, shall include compensation for Normal Out-of-Pocket Expenses (as defined below) (the “Flat Fee”). During such period, the Trust shall also pay Northern for Other Out-of-Pocket Expenses (as defined below).
     For the third year of the Service Agreements, the Trust shall pay Northern the Flat Fee unless such Normal Out-of-Pocket Expenses exceed $200,000 for the year, in which case the Trust shall pay the excess. In addition, the Trust shall pay Northern for any Other Out-of-Pocket Expenses.
     The Trust is entitled to receive earnings credits to offset fees charged by Northern Trust. Earnings credits will only be accrued and used as an offset of fees for services rendered during that calendar year plus one month beyond the calendar period. Interest adjustments to posted daily balances will result in an adjustment to the average daily balance and, in turn, the earnings credit. The rates for the earnings credits will be calculated monthly based on the Fed Funds Rate minus 50 basis points.
     Ninety (90) days before the expiration of the third year of the Service Agreements, the parties hereto will agree upon a new fee schedule. If no such fee schedule is agreed prior to the beginning of the fourth year of the Service Agreements, the Trust shall pay Northern such compensation, on a per annum basis, as calculated for the prior year of service plus ten percent (10%).
     Normal Out-of-Pocket Expenses shall include the following:
•	Normal out-of-pocket custody related fees that are part of the normal course of activity, including, but not limited to, the pricing services of Bear Stearns, Interactive Data and Standard & Poors and any other pricing services utilized by Northern, for normal pricing feeds.

•	Normal transfer agent out-of-pocket expenses, including, but not limited to, audio response, check writing, NSCC, CIP-related database searches, data communications equipment, disaster recovery, escheatment, express mail and delivery services, federal wire charges, forms and production, freight, household tape processing, lost shareholder searches, lost shareholder tracking, manual check pulls, microfiche, network products, postage, P.O. box rental, print/mail services (except for proxy costs included under Other Out-of-Pocket Expenses), programming hours, regulatory compliance fee per CUSIP, returned checks, special mailing (except for proxy costs included under Other Out-of-Pocket Expenses), statements, confirmations, supplies, tax reporting (federal and state), telephone (telephone and fax lines), transcripts, travel, and year-end processing.

•	Normal out-of-pocket expenses associated with fund administration and accounting.

Other Out-of-Pocket Expenses are defined as the following:
•	Blue sky registration fees and related check fees.

•	Proxy costs — production and mailing.

•	Retention of records charges.

•	Additional pricing feeds — if per the direction of the Trust, Northern is required to obtain a pricing feed not already utilized by Northern or as listed above.

•	Special performance or financial reporting.

•	Out-of-pocket expenses associated with services not provided in the normal course of activity.